SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Quepasa Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74833W206

(CUSIP Number)

John Geschke

General Counsel

Norwest Venture Partners

525 University Avenue

Palo Alto, CA 94301

(650) 321-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74833W206	13D	Page 2

(1)	Name of reporting persons Norwest Venture Partners X, L.P. (“NVP X”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)

Sole voting power

3,606,189 shares, except that Genesis VC Partners X, LLC (“Genesis X”), the general partner of NVP X, may be deemed to have sole voting power with respect to such shares, NVP Associates, LLC (“NVP”), the Managing Member of Genesis X, and a wholly owned indirect subsidiary of Wells Fargo & Company (“Wells Fargo”), may be deemed to have sole voting power with respect to such shares.

	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 3,606,189 shares, except that Genesis X and NVP may also be deemed to have sole dispositive power with respect to such shares.
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 3,606,189 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 9.97% (2)
(14)	Type of reporting person (see instructions) PN
(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based upon 36,199,916 shares outstanding as of March 13, 2012, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

CUSIP No. 74833W206	13D	Page 3

(1)	Name of reporting persons Genesis VC Partners X, LLC (“Genesis X”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)

Sole voting power

3,606,189 shares, all of which are owned by NVP X. As the general partner of NVP X, Genesis X may be deemed to have sole voting power with respect to such shares, and NVP, the Managing Member of Genesis X, may be deemed to have sole voting power with respect to such shares.

	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 3,606,189 shares, all of which are owned by NVP X. Genesis X and NVP may also be deemed to have sole dispositive power with respect to such shares.
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 3,606,189 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 9.97%(2)
(14)	Type of reporting person (see instructions) OO
(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based upon 36,199,916 shares outstanding as of March 13, 2012, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

CUSIP No. 74833W206	13D	Page 4

(1)	Name of reporting persons NVP Associates, LLC (“NVP”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,606,189 shares all of which are owned by NVP X. NVP is the Managing Member of Genesis X and may be deemed to have sole voting power with respect to such shares.
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 3,606,189 shares all of which are owned by NVP X. NVP is the Managing Member of Genesis X and may be deemed to have shared dispositive power with respect to such shares.
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 3,606,189 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 9.97%(2)
(14)	Type of reporting person (see instructions) OO
(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Based upon 36,199,916 shares outstanding as of March 13, 2012, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

CUSIP No. 74833W206	13D	Page 5

(1)	Name of reporting persons Wells Fargo & Company (“Wells Fargo”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 3,606,189 shares of Common Stock(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 9.97%(3)
(14)	Type of reporting person (see instructions) CO
(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	NVP is a wholly-owned indirect subsidiary of Wells Fargo. By virtue of its control relationship with NVP, Wells Fargo may be deemed the beneficial owner of all shares owned by NVP X.
(3)	Based upon 36,199,916 shares outstanding as of March 13, 2012, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Introductory Note: This statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) is being filed on behalf of Norwest Venture Partners X, L.P., a limited partnership organized under the laws of the State of Delaware (“NVP X”), Genesis VC Partners X, LLC, a limited liability company organized under the State of Delaware (“Genesis X”), NVP Associates, LLC, a limited liability company organized under the laws of the State of Delaware (“NVP”), and Wells Fargo & Company, a corporation organized under the laws of Delaware and a financial holding company and bank holding company registered under the Bank Holding Company Act of 1956, as amended (“Wells Fargo” and collectively with NVP X, Genesis X, and NVP, the “Reporting Persons”) in respect of shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Quepasa Corporation (the “Company”).

This Amendment No. 1, amends the Schedule 13D filed by NVP X, Genesis X and certain individuals (the “Former Reporting Individuals”) with respect to shares of Common Stock of the Company acquired by NVP X pursuant to the Merger Agreement (as defined below). As a result of a restructuring of Genesis X, NVP and Wells Fargo may be deemed to have beneficial ownership of the shares of Common Stock owned by NVP X and the Former Reporting Individuals will no longer be deemed to have such beneficial ownership.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Quepasa Corporation, a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 324 Datura Street, Suite 114, West Palm Beach, FL.

Item 2.	Identity and Background.

(a)	The name of the reporting persons are Norwest Venture Partners X, L.P. (“NVP X”), Genesis VC Partners XI, LLC (“Genesis X”), NVP Associates, LLC (“NVP”) and Wells Fargo & Company (“Wells Fargo”). A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1. NVP X is a limited partnership organized under the laws of the State of Delaware. Genesis X and NVP are limited liability companies organized under the laws of the State of Delaware. Wells Fargo is a corporation organized under the laws of the State of Delaware and a financial holding company and bank holding company registered under the Bank Holding Company Act of 1956, as amended.

(b)	The business address for NVP X, Genesis X, and NVP is 525 University Avenue, Suite 800, Palo Alto, CA 94301.

(c)	The business address for Wells Fargo is 420 Montgomery Street, San Francisco, CA 94163.

(d)	NVP is the Managing Member of Genesis X, the general partner of the NVP X. The principal business for each of the forgoing reporting persons is the venture capital investment business.

(e)	The principal business for Wells Fargo & Company is to act for a holding company for its subsidiaries which collectively operate a diversified financial service company.

(f)	During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(g)	During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(h)	NVP X is a limited partnership organized under the laws of the State of Delaware. Genesis X and NVP are limited liability companies organized under the laws of the State of Delaware. Wells Fargo is a corporation organized under the laws of the State of Delaware and a financial holding company and bank holding company registered under the Bank Holding Company Act of 1956, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 10, 2011, the Company completed its merger with Insider Guides, Inc., a privately-held Delaware corporation that owns and operates the social networking site myyearbook.com (“myYearbook”), pursuant to the Agreement and Plan of Merger, dated as of July 19, 2011, as amended (the “Merger Agreement”), by and among the Company, IG Acquisition Company (“Merger Sub”), a wholly-owned subsidiary of the Company, and myYearbook. Pursuant to the Merger Agreement, myYearbook merged with and into Merger Sub, with Merger Sub continuing after the merger as the surviving corporation (the “Merger”). The foregoing description of the Merger and the Merger Agreement is intended as a summary only and is qualified in their entirety by reference to the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

In connection with the Merger, the Company paid $18 million in cash to myYearbook security holders and issued them 17 million shares of the Company’s common stock. The issuance of the shares of the Company’s common stock to the security holders of myYearbook was registered with the Securities and Exchange Commission on a Registration Statement on Form S-4 (Reg. No. 333-176235) (the “Registration Statement”).

In connection with the Merger, NVP X received cash and 3,606,189 shares in the aggregate of the Company’s common stock, par value $0.001 per share, in exchange for all of its securities of myYearbook. The cash and common shares received were based on the Company’s average closing share price of $3.938, which was based on the Company’s average closing price for the twenty days immediately preceding the Merger. The closing price of the Company’s common stock on November 10, 2011 was $4.08.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The shares of the Company’s common stock acquired by the Reporting Persons in the Merger (described in Item 3 above) were acquired solely for investment purposes. The information set forth in Item 3 with respect to the Merger is incorporated into this Item 4 by reference in its entirety.

Of the shares of the Company’s common stock issued to the myYearbook security holders, 16.67% will have no resale restrictions and may be immediately sold following the closing of the Merger. Each such security holder, including NVP X may sell up to an additional 16.67% each month thereafter. After five months following the closing of the Merger, the resale restrictions lapse entirely and each such security holder may sell all of the shares of the Company’s common stock held by such security holder.

As of the date of this Schedule 13D, and except as provided herein, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the

Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Notwithstanding the foregoing but subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Company at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

The foregoing description of the terms of the Merger Agreement in Item 3 is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a) and (b).

Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

Item 5(c).

Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 5(d).

Under certain circumstances set forth in the limited partnership agreement of NVP X and the operating agreement of Genesis X, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

Item 5(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under certain circumstances set forth in the limited partnership agreement of NVP X and the operating agreement of Genesis X, the partners and the members of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

The foregoing description of the terms of the Merger Agreement in Item 3 is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated into this Item 6 by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 1 –	Agreement regarding filing of joint Schedule 13D.

Exhibit 2 –	Agreement and Plan of Merger, dated as of July 19, 2011 by and among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc.

Exhibit 3 –	Amendment No. 1 to Agreement and Plan of Merger, dated as of September 14, 2011, by and among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2012	NORWEST VENTURE PARTNERS X, L.P.

	BY:	GENESIS VC PARTNERS X, LLC
	ITS:	GENERAL PARTNER

	BY:	NVP ASSOCIATES, LLC
	ITS:	MANAGING MEMBER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

April 2, 2012	GENESIS VC PARTNERS X, LLC

	BY:	NVP ASSOCIATES, LLC
	ITS:	MANAGING MEMBER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

April 2, 2012	NVP ASSOCIATES, LLC

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

April 2, 2012	WELLS FARGO & COMPANY

	By:	/s/ Timothy J. Sloan
Timothy J. Sloan Senior Executive Vice President and CFO

EXHIBIT 1

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D/A (and any amendments thereto) relating to the common stock of Quepasa Corporation is filed on behalf of each of the undersigned.

April 2, 2012	NORWEST VENTURE PARTNERS X, L.P.

	BY:	GENESIS VC PARTNERS X, LLC
	ITS:	GENERAL PARTNER

	BY:	NVP ASSOCIATES, LLC
	ITS:	MANAGING MEMBER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

April 2, 2012	GENESIS VC PARTNERS X, LLC

	BY:	NVP ASSOCIATES, LLC
	ITS:	MANAGING MEMBER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

April 2, 2012	NVP ASSOCIATES, LLC

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

April 2, 2012	WELLS FARGO & COMPANY

	By:	/s/ Timothy J. Sloan
Timothy J. Sloan Senior Executive Vice President and CFO

EXHIBIT 2

AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 19, 2011 BY AND AMONG QUEPASA CORPORATION, IG ACQUISITION COMPANY AND INSIDER GUIDES, INC.

Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2011)

EXHIBIT 3

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 14, 2011, BY AND AMONG QUEPASA CORPORATION, IG ACQUISITION COMPANY AND INSIDER GUIDES, INC.

Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 21, 2011